ITEM 77E – The New Germany Fund, Inc.

0n June 6, 2005, Robert H. Daniels, an alleged shareholder of the Fund, filed a putative class action complaint on behalf of all Fund shareholders against the Fund and its Directors, in the Circuit Court for Baltimore City, Maryland. This litigation arises out of an attempt in 2005 by a shareholder of the Fund to nominate and elect directors who were not qualified as Directors pursuant to the Fund’s director qualification bylaw, which sets forth certain eligibility requirements for directors, including a requirement of relevant experience and country knowledge consistent with the Fund’s strategy of investment in German companies.  Mr. Daniels seeks declaratory and injunctive relief, as well as attorneys’ fees, experts’ fees and costs.

On July 12, 2005, the Fund and its Directors removed the case to the United States District Court for the District of Maryland. On August 26, 2005, the Fund and its directors filed a motion to dismiss the complaint on various grounds.  On March 29, 2006, the judge denied the motion to dismiss and litigation moved to the document discovery and deposition stage. On March 21, 2007, the Fund and its directors moved for summary judgment dismissing the action.

On July 23, 2007, the Board of Directors approved the terms of a settlement of the action. The settlement dismissed the litigation without a change to the bylaws. Pursuant to the settlement and an agreement with the shareholder group that sought to nominate competing directors in 2005 and subsequent years, the Fund would conduct an in-kind tender offer for 20% of the Fund’s outstanding shares of common stock at 96% of net asset value per share. The Fund’s obligation to conduct the tender offer, as well as the other terms of the settlement, became effective when the final judgment and order was entered by the Court on October 15, 2007. The Fund commenced the tender offer on December 21, 2007.

In connection with the previously announced settlement of the civil class action Daniels vs. The New Germany Fund, Inc., on December 21, 2007 the Fund commenced an in-kind tender offer for up to 4,960,940 of its shares of common stock, representing approximately 20% of its issued and outstanding shares at a price per share equal to 96% of the net asset value per share as of the close of regular trading on the New York Stock Exchange on February 4, 2008.

The tender offer expired on February 1, 2008. The Fund accepted 4,960,940 properly tendered shares at a price equal to 96% of the net asset value on February 4, 2008. Approximately 9,708,691 shares of common stock, or approximately 39% of the Fund’s common stock outstanding, were tendered through the stated expiration date. In accordance with the terms of the tender offer, the Fund purchased shares on a pro rata basis from all tendering shareholders. Accordingly, on a pro rata basis, 51.0979% of shares of each shareholder who properly tendered were accepted for payment.